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[ELRON LETTERHEAD]



                             -FOR IMMEDIATE RELEASE-
                             -----------------------
                   ELRON ANNOUNCES SPECIAL GENERAL MEETING OF
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                        SHAREHOLDERS ON FEBRUARY 29, 2004
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Tel Aviv, January 28, 2004 - Elron Electronic Industries Ltd. (NASDAQ:ELRN)
today announced that it will hold a Special General Meeting of Shareholders at
3.00 pm, Israel time, on February 29, 2004, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

At the shareholders meeting, the shareholders will be asked to re-elect Prof. Daniel Sipper as an External Director, as defined in the Israel Companies Law, 1999, of the Company.

Shareholders on record at the close of business on January 29, 2004 shall be entitled to notice of and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to the shareholders on or about February 2, 2004.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com


Contact:
Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.